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UNITED S
SECURITIES AND EXCH...
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| ...B Number: 3235-0123 |
| ...pires: April 30, 2013 |
| Estimated average burden hours per response . . . 12.00 |

SEC Mail Processing
Section

MAR 01 2011

Washington, DC
110

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

| SEC FILE NUMBER |
|---|
| 8-68354 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Verapoint Securities LLC N/K/A Teneo Securities LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

305 East 63rd Street, Suite 17B
(No. and Street)

| New York | NY | 10065 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay (212) 509-7800
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - if individual, state last, first, middle name)

| 350 Massachusetts Avenue, 5th Floor | Cambridge | MA | 02139 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

3/28

## AFFIRMATION

**I, Michael Stupay, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Verapoint Securities LLC at December 31, 2010, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.**

Signature

CFO and Financial and Operations Principal
Title

**Subscribed and sworn to before me this 24th day of February, 2011**

GAYLE G. BRAUNSTEIN
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 8/19/2015

**Verapoint Securities LLC**
**(A wholly owned subsidiary of Verapoint Partners LLC)**
**TABLE OF CONTENTS**

**This report ** contains (check all applicable boxes):**



** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Verapoint Securities LLC
**(A wholly owned subsidiary of Verapoint Partners LLC)**
**Index**
**December 31, 2010**

Page(s)

Mayer Hoffman McCann P.C.
An Independent CPA Firm
Tofias New England Division
350 Massachusetts Avenue
Cambridge, MA 02139
Tel: 617.761.0703 Fax: 617.761.0601
www.mhm-pc.com

# INDEPENDENT AUDITORS' REPORT

To the Member of
Verapoint Securities LLC

We have audited the accompanying statement of financial condition of Verapoint Securities LLC (the "Company") (a wholly owned subsidiary of Verapoint Partners LLC) of as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Verapoint Securities LLC as of December 31, 2010 in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

Cambridge, MA
February 24, 2011

# Verapoint Securities LLC
**(A wholly owned subsidiary of Verapoint Partners LLC)**

## Statement of Financial Condition
## December 31, 2010

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 232,726 |
| Other assets | | 668 |
| Total assets | $ | 233,394 |
| | | |
| **Liabilities and Member's Equity** | | |
| Liabilities - accounts payable and accrued expenses | $ | 3,275 |
| | | |
| Member's equity | | 230,119 |
| Total liabilities and member's equity | $ | 233,394 |

The accompanying notes are an integral part of these financial statements.

### 1. Organization and Business

Verapoint Securities LLC (the "Company"), a wholly owned subsidiary of Verapoint Partners LLC (the "Parent"), is a limited liability company and was formed under the laws of Delaware on July 17, 2009. On March 16, 2010, the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority.

The Company was formed to act primarily as a broker or dealer selling private placements of securities and performing investment advisory services.

The Company has not commenced operations and is under Membership Interest Purchase Agreement to be sold by its Parent pending FINRA approval.

### 2. Summary of Significant Accounting Policies

**Basis of Presentation**
These financial statements were prepared in conformity with U.S. generally accepted accounting principles which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Subsequent events have been evaluated through the date of issuance of this financial statement.

**Cash**
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

**Income Taxes**
The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes.

At December 31, 2010, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

### 3. Transactions with related parties

The Company maintains an administrative services agreement with its Parent whereby the Parent is to provide accounting, administrative, office space human resources and other services. During

2010, the Company paid for its own expenses and therefore paid nothing to its Parent. Subsequent to May 31, 2010, the member of the Parent provides offices space to the Company at no charge.

Pursuant to a Membership Interest Purchase Agreement, the new member has reimbursed the Company for various expenses during 2010.

The terms of this arrangement may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

## 4. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 during the first twelve months of becoming a broker dealer). At December 31, 2010, the Company had net capital of $229,451 which exceeded the required net capital by $129,451.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold customers' cash or securities.

# Verapoint Securities LLC

**(A wholly owned subsidiary of Verapoint Partners LLC)**
**Statement of Financial Condition**
**Pursuant to Rule 17a-5 under the**
**Securities Exchange Act of 1934**
**December 31, 2010**

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm
Tofias New England Division